Exhibit 12.1

American Land Lease, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Year Ended December 31,
	2006	2005	2004	2003	2002
Earnings:
Income from continuing operations before taxes and minority interest in Operating Partnership	$12,045	$12,834	$9,632	$10,010	$6,491
Interest Expense	7,880	5,657	5,507	5,114	4,516
Interest component of rental expense	56	54	54	54	54

Total earnings (A)	$19,981	$18,864	$15,540	$15,625	$11,371
Fixed charges:
Interest Expense	7,880	5,657	5,507	5,114	4,516
Capitalized interest	7,620	5,554	3,768	3,312	3,426
Interest component of rental expense	56	54	54	54	54
Preferred stock dividends	1,938	1,647	—	—	—

Total fixed charges (B)	$17,494	$13,099	$9,520	$8,747	$8,231
Ratio of earnings to fixed charges (A divided by B)	1.1	1.4	1.6	1.8	1.4